Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Quad/Graphics, Inc.
Filer’s Commission File No.: 001-34806

Subject Company: Courier Corporation
Commission File No.: 001-34268

From: Joel
To: Quad-ALL
Subj: Quad/Graphics to acquire Courier Corporation

Good morning. As you may already be aware, Courier Corporation issued a press release this morning confirming RR Donnelley has made an unsolicited offer to acquire Courier for $23.00 per share in cash or stock, subject to pro ration. Courier’s board of directors will meet soon to review the proposal.

It’s important to note that in the press release, Courier states that its board of directors has not changed its recommendation to be acquired by Quad/Graphics but, consistent with its fiduciary duties, Courier’s board of directors, in consultation with its independent legal and financial advisors, will carefully review and consider the RR Donnelley proposal.

Despite RR Donnelley’s proposal, we continue to believe that our offer provides a better long-term opportunity for Quad/Graphics and Courier shareholders, employees and customers in the book market.  We will continue to stay disciplined in the use of our capital and move forward rapidly with our investment in new digital presses and integrated front- and back-end systems.

With or without Courier we will continue to focus redefining the entire book supply chain in partnership with our customers. Today’s announcement does not change our three-year strategy to transform our book platform.

This is an exciting time in our company’s history.

I will continue to keep you updated on our book platform transformation and the Courier acquisition. For now, it’s business as usual.

Thank you,
Joel

Additional Information about the Proposed Transaction and Where to Find It:

In connection with the proposed transaction, Quad/Graphics expects to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Courier that also constitutes a prospectus of Quad/Graphics. Courier will mail the proxy statement/prospectus to its shareholders. Quad/Graphics and Courier also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Quad/Graphics and Courier with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Quad/Graphics with the SEC will be available free of charge on Quad/Graphics’ website at www.QG.com or by contacting Quad/Graphics Investor Relations at IR@qg.com. Copies of the documents filed by Courier with the SEC will be available free of charge on Courier’s website at www.courier.com or by contacting Courier Investor Relations at investorrelations@courier.com.

This communication is not a solicitation of a proxy from any investor or shareholder. However, Courier and certain of its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Courier’s executive officers and directors in Courier’s annual report on Form 10-K filed on December 1, 2014, and its definitive proxy statement filed with the SEC on December 10, 2013. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Courier using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.